UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated November 29, 2022

Commission File Number 001-35428

IMMUTEP LIMITED

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

Level 33, Australia Square

264 George Street, Sydney

NSW 2000, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Immutep Enters into Second Clinical Trial Collaboration Agreement with Merck KGaA, Darmstadt, Germany, and Pfizer for New Combination Study of its First-in-Class LAG-3 Candidate, Eftilagimod Alpha, and Avelumab to Treat Urothelial Cancer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 29, 2022

IMMUTEP LIMITED

By:	/s/ Marc Voigt
Name:	Marc Voigt
Title:	Chief Executive Officer